EXHIBIT 4

   BANK WEST, Financial Corporation

   2185 3 Mile Road N.W. - P.O. Box 141220 - Grand Rapids, Michigan 49514-1220 - 616-785-3400

   September 5, 1997


            Via Telecopy and Certified Mail, Return Receipt Requested

   Richard J. Nelson, President
   LaSalle Capital Management, Inc.
   350 E. Michigan Avenue, Suite 500
   Kalamazoo, Michigan 49007

   Dear Mr. Nelson:

        Please be advised that we received your letter dated August 22, 1997 after the close of business on Friday, August 22, 1997. The letter was not received by me or any other executive officer of Bank West Financial Corporation (the "Company") until Monday morning, August 25, 1997. We also note that a corrected copy of your August 22, 1997 letter was sent to us on Monday, August 25.

        Without addressing the timeliness of your August 22, 1997 letter, please be advised that your letter has been reviewed for compliance with
   Article 7.F of the Company's Articles of Incorporation. Exhibit A attached hereto sets forth the deficiencies noted with respect to your August 22, 1997 letter. In accordance with Article 7.F, you have five days from the date of this deficiency notice (i.e., the maximum time period permitted by Article 7.F) to cure the deficiencies by providing the requisite additional or correcting information.

        Your response should clearly indicate how each of the deficiencies noted in Exhibit A has been corrected or addressed by you. In the event that you do not fully and timely cure the deficiencies noted, your nomination would have to be rejected under Article 7.F. Any questions regarding the deficiencies may be addressed to our counsel, Gerald F. Heupel, Jr., Esq. of Elias, Matz, Tiernan & Herrick L.L.P., at (202) 347-0300.

   Sincerely,

   /s/ James A. Koessel

   James A. Koessel, Secretary

   Exhibit A

                   DEFICIENCIES IN NOMINATING MATERIALS
                 SUBMITTED BY LETTER DATED AUGUST 22, 1997



        1. Your letter dated August 22, 1997 references in several places the proxy statement of LaSalle Financial Partners, L.P. (the "Partnership", correct title is LaSalle Financial Partners, Limited Partnership) and "the Partnership's intended solicitation of proxies for use at the 1997 Annual Meeting of Stockholders" of the Company. By contrast, Item 4 of the Schedule 13D filed on August 25, 1997 indicates that your group is "interested in Mr. Nelson becoming a management nominee for election as a director of the Issuer." It appears from the language in your August 22, 1997 letter that your group has already decided to conduct its own proxy solicitation. The nominating materials and Schedule 13D should be reconciled.

        2. In paragraph C on page 2 of your letter dated August 22, 1997, you state that Mr. Nelson may be deemed to beneficially own the shares held by the Partnership. The nominating materials should be revised to disclose that Mr. Nelson may be deemed to have shared ownership through his positions with one of the corporate general partners of the Partnership, and that such ownership is further shared with the other general corporate partner and Peter Kross. In light of Florence Nelson's positions in LaSalle Capital Management, Inc. and her marital relationship with Richard Nelson, it appears that Florence Nelson also may be deemed to have shared beneficial ownership of the shares held by the Partnership, in which case the nominating materials and Schedule 13D should be revised as appropriate.

        3. Paragraph D on page 2 of your letter dated August 22, 1997 indicates that Mr. Nelson has been a party to contracts, arrangements or understandings within the past year with respect to the Company's securities in connection with the Partnership. The provisions of the partnership agreement regarding the division of losses or profits, the transfer or voting of the shares held by the Partnership, or the giving or withholding of proxies should be described pursuant to Item 5(b)(1)(viii) of Schedule 14A and Item 6 of Schedule 13D.

        4. The limited partnership agreement of the Partnership should be filed as an exhibit to the Schedule 13D pursuant to item 7 of Schedule 13D, and the parties to such agreement should be named pursuant to Item 5(b)(1)(viii) of Schedule 14A and Item 6 of Schedule 13D.

        5. We note that the Partnership filed a Form D with the Securities and Exchange Commission on May 1, 1996 with respect to a $7,070,000 private placement to 20 investors and that Item 4 of the Group's Schedule 13D quotes from the Partnership's private placement memorandum in describing the purpose of the Partnership's investment in the Company's common stock. It appears that the private placement memorandum constitutes a continuing arrangement or understanding between the Partnership and its investors and that the relevant provisions of the private placement memorandum should be disclosed in the August 22,1 997 nominating letter pursuant to Item 5(b)(1)(viii) of Schedule 14A and in
   Item 6 of Schedule 13D.  Please advise or revise as appropriate.

        6. In the last paragraph on page 2 of your August 22, 1997 letter, it appears from the last sentence of such paragraph that you are no longer a director of any of the three thrift holding companies listed. However, the introductory clause of the first sentence of such paragraph ("except as described in this paragraph") implies that you are currently serving as a director of another company that has publicly registered securities. Please advise or revise as appropriate.

        7. The third paragraph on page 3 of your August 22, 1997 letter should be expanded to describe all arrangements or understandings as noted elsewhere herein. In addition, it appears from Item 5(b) of the group's
   Schedule 13D that Mr. Nelson has arrangements or understandings with Mr. Kross and/or Talman Financial, Inc. regarding the voting and disposition of the shares held by the Partnership.

        8. With respect to the fourth paragraph on page 3 of your August 22, 1997 letter, it appears that Florence Nelson may be deemed to be a control person with respect to LaSalle Capital Management, Inc., in which case there is an existing family relationship. Please advise or revise as appropriate.

        9. The last sentence of the next to last paragraph on page 3 of your August 22, 1997 letter should be expanded to clarify that there was no action taken against any partnership, corporation or business association in which Mr. Nelson had one of the specified positions within two years before the time of any filing. It also appears that some language is missing in the last line of the paragraph. Please advise or revise as appropriate.

        10. In the last paragraph on page 3 of your August 22, 1997 letter, the reference to "similar misdemeanors" should be changed to "other minor offenses" pursuant to Item 401(f)(2) of Regulation S-K.

        11. The first paragraph on page 4 of your August 22, 1997 letter references the filing of an amended Schedule 13D on March 7, 1997 in response to a temporary injunction and indicates that there was no final order. However, Item 2 of the group's Schedule 13D references a March 19, 1997 order. In addition, the date of the temporary injunction is different in the nominating letter and in the Schedule 13D. Please advise or revise as appropriate. Furthermore, while not technically required to be provided by you to the Company, we respectfully request that you provide us with a copy of the court orders entered in February and March 1997 to assist us in our evaluation of the Partnership's background and our review of your nomination.

        12. With respect to the next to last paragraph on page 5 of your August 22, 1997 letter, it would appear that Peter Kross and/or Talman Financial, Inc. as well as Florence Nelson are also supporting your nomination. Please advise or revise as appropriate. We also note that
   Item 4 of the group's Schedule 13D indicates that the group "intends to consult with . . . other shareholders of the Common Stock or other persons to further its objectives." Please advise whether any such consultations have occurred and, if so, whether any of such other persons are also supporting your nomination.

        13. Please be advised that Article 7.F of the Company's Articles of Incorporation requires your nominating materials to provide the applicable disclosures required by Items 4, 5, 6 and 7 of Schedule 14A. It appears that your August 22,1 997 letter provides none of the disclosures required by Items 4(b), 5(b)(1)(vi), 5(b)(1)(vii) (amount of indebtedness as of latest practicable date), 5(b)(1)(ix), and 6(d) (with regard to Item 403(c) of Regulation S-K). Please revise as appropriate.

        14. Please confirm that all required information with respect to each "participant" (as such term is defined in Instruction 3(a) to Item 4 of Schedule 14A) has been provided. It is noted that such term is defined very broadly, particularly clauses (iii) and (v) of such instruction.

        15. It is unclear why LaSalle Capital Management, Inc. and Talman Financial, Inc. are not included as reporting persons in the cover pages for the Schedule 13D, particularly since such corporations constitute the links between the Partnership on the one hand Messrs. Nelson and Kross on the other. It would also appear that Florence Nelson is a member of the group. See Rule 13d-5(b)(1) and Instruction (1) for Cover Page of
   Schedule 13D.  Please advise or revise as appropriate.

        16. The business address and principal business address of each of the corporate general partners should be disclosed pursuant to Items 5(b)(1)(i) and (ii) of Schedule 14A and Items 2(b) and (c) of Schedule 13D. See General Instruction C to Schedule 13D.